Exhibit 99.1

Wetour Robotics Launches Vantrapower to Expand into Intelligent Power Infrastructure for AI Industrial and Energy Markets in Texas

New subsidiary will pursue transformer and power infrastructure opportunities across data centers, industrial facilities, energy storage and other high-load applications

AUSTIN, Texas, Sept. 17, 2026 (GLOBE NEWSWIRE) -- Wetour Robotics Limited (Nasdaq: WETO) (“Wetour Robotics” or the “Company”) today announced the launch of Vantrapower LLC, a newly formed subsidiary based in Austin, Texas, focused on transformer supply and power infrastructure opportunities serving data centers, industrial facilities, energy storage projects and other high-load applications. The initiative expands the Company’s energy infrastructure capabilities and supports its positioning as an AI infrastructure and automation integrator serving computing, industrial and energy markets.

Vantrapower plans to focus initially on Texas and the broader North American market. The Company believes Texas offers significant potential demand for transformers and related power equipment across data centers, industrial facilities, energy storage projects and other high-load developments. The initiative is also intended to complement Wetour Robotics’ work in AI-enabled robotics and industrial applications.

“Growth across AI, industrial and energy markets is creating new requirements for reliable power equipment,” said Nan Zheng, Chief Executive Officer of Wetour Robotics. “Vantrapower gives us a focused entry point through transformer supply. We plan to develop this business in a disciplined, milestone-based manner.”

Wetour Robotics plans to provide further updates as material commercial and partnership milestones are achieved.

About Wetour Robotics Limited

Wetour Robotics Limited (NASDAQ: WETO) is a Physical AI infrastructure and wearable robotics company headquartered in Austin, Texas. The Company is developing Orchestra, a Physical AI platform that connects intelligent agents to the physical world through wearable sensors, visual intelligence, edge AI computing and connected machines. Conductor is the Company’s wrist-worn neuromuscular interface, and VisionLink is its visual intelligence module.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding Vantrapower’s strategy, market opportunities, product development, commercialization and future growth. These statements are based on current expectations and involve risks and uncertainties that may cause actual results to differ materially, including the Company’s ability to execute its strategy, develop and certify products, establish supplier and customer relationships, obtain financing and respond to market conditions. Customer inquiries and quotations are preliminary and non-binding and do not represent purchase orders, contracted backlog, commitments or guaranteed revenue. Readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update them except as required by law. Additional risks are described in the Company’s filings with the U.S. Securities and Exchange Commission.

Investor Relations Contact

Annabelle Li
Head of Investor Relations
Wetour Robotics Limited
ir@wetourrobotics.com